UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 001-40303

Qtrex Quantum. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On May 29, 2026, Qtrex Quantum Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with a single institutional investor (the “Purchaser”). Pursuant to the Purchase Agreement, the Company agreed to issue and sell, in a private placement offering by the Company directly to the Purchaser (the “Offering”): (i) 3,895,000 of the Company’s ordinary shares, no par value per share (the “Ordinary Shares”), at an offering price of $1.50 per share; and (ii) pre-funded warrants to acquire up to 2,771,667 Ordinary Shares (the “Pre-Funded Warrants”) at an offering price of $1.4999 per Pre-Funded Warrant.

The Pre-Funded Warrants were sold to the Purchaser, whose purchase of Ordinary Shares in the Offering would otherwise have resulted in the Purchaser, together with its affiliates and certain related parties, beneficially owning more than 9.99% of the outstanding share capital of the Company following the consummation of the Offering. Each Pre-Funded Warrant represents the right to purchase one Ordinary Share at an exercise price of $0.0001 per share. The Pre-Funded Warrants are exercisable immediately and may be exercised at any time until the Pre-Funded Warrants are exercised in full (subject to the beneficial ownership limitation described above).

The Offering resulted in gross proceeds to the Company of $10 million. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes. The Offering closed on June 1, 2026, following the satisfaction of customary closing conditions.

The Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions for closing, indemnification obligations of the Company, other obligations of the parties, and termination provisions. In addition, Pursuant to the Purchase Agreement, the Company nor any subsidiary has agreed not to issue, enter into any agreement to issue, or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents, or file any registration statement or any amendment or supplement thereto, for a period of 30 days after the closing of the Offering, subject to certain exceptions.

The Registration Rights Agreement requires the Company to file a registration statement on Form F-3 (or any other available form), as soon as practicable (and in any event within 5 trading days of the date of the Registration Rights Agreement), to register the Ordinary Shares and the Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and to use commercially reasonable efforts to cause such registration statement to become effective within 30 calendar days (or within 45 calendar days or 60 calendar days of the date of the Registration Rights Agreement in the event of a limited review or a full review, respectively, by the Commission), and to keep such registration statement effective as provided in the Registration Rights Agreement.

The Ordinary Shares and the Ordinary Shares issuable upon the exercise of the Pre-Funded Warrants are not being registered under the Securities Act of 1933, as amended (the “Securities Act”), and were offered pursuant to the exemption provided in Section 4(a)(2) under the Securities Act and/or Regulation D promulgated thereunder.

 On May 29, 2026, the Company entered into a Placement Agency Agreement (the “Placement Agency Agreement”) with A.G.P./Alliance Global Partners (the “Placement Agent”), pursuant to which the Company engaged the Placement Agent as the exclusive placement agent in connection with the Offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the Securities. In addition, under the Placement Agency Agreement the Company agreed to pay the Placement Agent a placement agent fee in cash equal to seven percent (7.0%). The Company agreed to reimburse the Placement Agent at closing for legal and other expenses incurred by them in connection with the offering in an amount not to exceed $50,000, and to pay non-accountable expenses in the amount of $12,500.

The foregoing summaries of the Purchase Agreement, the Registration Rights Agreement, the Placement Agency Agreement and the Pre-Funded Warrants do not purport to be complete and are subject to, and qualified in their entirety by, such documents filed as Exhibits 10.1, 10.2, 10.3 and 4.1, respectively, hereto and incorporated by reference herein.

A copy of the press release related to the Offering entitled “QTREX Announces Pricing of a $10 Million Private Placement of Ordinary Shares with a New Fundamental Institutional Investor” is furnished as Exhibit 99.1 hereto and is incorporated by reference herein.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell any securities or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This 6-K is incorporated by reference into the Company’s Registration Statements on Form  F-3 (Registration Nos. 333-284308 and 333-289324) and Form S-8 (Registration Nos. 333-259057, 333-277980, 333-285565, 333-290162 and 333-292592), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
4.1	Form of Pre-Funded Warrant
10.1	Form of Securities Purchase Agreement, dated as of May 29, 2026, by and between the Company and the purchaser party thereto.
10.2	Form of Registration Rights Agreement, dated as of May 29, 2026, by and between the Company and the purchaser party thereto.
10.3	Placement Agency Agreement, dated as of May 29, 2026, by and between the Company and A.G.P./Alliance Global Partners.
99.1	Press Release issued by Qtrex Quantum Ltd. on May 29, 2026, titled “QTREX Announces Pricing of a $10 Million Private Placement of Ordinary Shares with a New Fundamental Institutional Investor.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Qtrex Quantum. Ltd.

Date: June 1, 2026	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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